[Letterhead of Columbia Banking System, Inc.]

June 13, 2025

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Aisha Adegbuyi

Re:	Columbia Banking System, Inc.

Registration Statement on Form S-4 (File No. 333-287607)

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, Columbia Banking System, Inc. (“Columbia”) respectfully requests that the Commission declare the Registration Statement filed on Form S-4 (File No. 333-287607) with the Commission on May 28, 2025 (the “Registration Statement”) effective at 4:00 p.m. Eastern Time on June 16, 2025, or as soon thereafter as practicable.

Columbia requests that the Commission notify us of the effectiveness of the Registration Statement by calling our counsel, Patrick S. Brown of Sullivan & Cromwell LLP, at (310) 712-6603.

Sincerely,

/s/ Clint E. Stein

Clint E. Stein
President and Chief Executive Officer of Columbia Banking System, Inc.

cc:	Kumi Yamamoto Baruffi

(Columbia Banking System, Inc.)

Steven R. Gardner

(Pacific Premier Bancorp, Inc.)

Patrick S. Brown

(Sullivan & Cromwell LLP)

Shawn M. Turner

(Holland & Knight LLP)

Jeffrey D. Haaas

(Holland & Knight LLP)